Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) of Cardiome Pharma Corp. (“Cardiome”, “we”, “us” or “our”) for the three and nine-month periods ended September 30, 2015 is as of November 12, 2015. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, Cardiome is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our interim unaudited consolidated financial statements for the three and nine months ended September 30, 2015 and the related notes thereto. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws regarding expectations of our future performance, liquidity and capital resources, as well as marketing plans, future revenues from sales of BRINAVESS™ and AGGRASTAT®, the expected completion of the transition of global rights to vernakalant to Cardiome by Merck & Co., Inc., known as Merck Sharp & Dohme (“MSD”) outside Canada and the United States, our intention to continue discussions with the U.S. Food and Drug Administration regarding potential development plans for the vernakalant programs in the United States, and other non-historical statements, which are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome, including our most recent Annual Report on Form 40-F/A filed with the United States Securities Exchange Commission (the “SEC”), and our most recent Annual Information Form, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

Cardiome is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital cardiology products, BRINAVESSTM and AGGRASTAT®, which are commercially available in markets outside of the United States, and commercialization rights to marketed cardiology products, ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), in certain European countries. We have also licensed commercialization rights to a drug/device combination product, TREVYENT®, for the treatment of pulmonary arterial hypertension (“PAH”) in certain regions outside the United States.

BRINAVESSTM (vernakalant (IV)) was approved in the European Union in September 2010 and is currently registered and approved in approximately 50 countries for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults (for non-surgery patients with atrial fibrillation of seven days or less) and for use in post-cardiac surgery patients with atrial fibrillation of three days or less. BRINAVESSTM is mentioned as a first-line therapy in the European Society of Cardiology atrial fibrillation guidelines for the cardioversion of recent onset atrial fibrillation in patients with no, or minimal/moderate, structural heart disease.

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AGGRASTAT® (tirofiban HCL) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in patients with acute coronary syndrome. AGGRASTAT® has been approved in more than 60 countries worldwide. We acquired the ex-U.S. marketing rights to AGGRASTAT® as part of the transaction in which we also acquired Correvio LLC (“Correvio”), a privately held pharmaceutical company headquartered in Geneva, Switzerland, in November 2013.

Both BRINAVESSTM and AGGRASTAT® are available commercially outside of the United States either directly through our own sales force in Europe or via our global distributor and partner network.

ESMOCARD® is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with atrial fibrillation or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD® is also indicated for tachycardia where, in the physician’s judgement, the rapid heart rate requires specific intervention.

TREVYENT® is a development stage drug product that combines SteadyMed Ltd’s (“SteadyMed”) PatchPump technology, a drug delivery device, with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

BRINAVESS™ (Vernakalant (IV))

We have exclusive, global marketing rights to BRINAVESSTM, the intravenous formulation of vernakalant, and are responsible for all future development and commercialization of the product, subject to ongoing transfer of certain rights from MSD and its affiliates. Transfers have been delayed in certain jurisdictions due to routine regulatory requirements.

North America

In December 2006, our former partner, Astellas Pharma US, Inc. (“Astellas”), filed a New Drug Application (“NDA”) for vernakalant (IV) with the U.S. Food and Drug Administration (“FDA”). In August 2008, Astellas received an action letter from the FDA, informing Astellas that the FDA had completed its review of the NDA for vernakalant (IV) and that the application was approvable. The letter requested additional information associated with the risk of previously identified events experienced by a subset of patients during the clinical trials as well as a safety update from ongoing or completed studies of vernakalant (IV), regardless of indication, dosage form or dose level. The action letter further indicated that if the response to their requests was not satisfactory, additional clinical studies may be required.

In August 2009, we, together with our former partner Astellas, announced that Astellas would undertake a single confirmatory additional Phase 3 clinical trial (“ACT 5") under a Special Protocol Assessment. The decision to conduct another trial was reached following extended discussions between Astellas and the FDA to define the best regulatory path forward for vernakalant (IV). ACT 5 began enrolment of recent onset atrial fibrillation patients without a history of heart failure in October 2009.

In October 2010, a clinical hold was placed on ACT 5 following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV).

In July 2011, MSD entered into an agreement to acquire the rights for the development and commercialization of vernakalant (IV) in North America (the “North American Vernakalant (IV) Agreement”). All terms, responsibilities and payments that Astellas committed to under the North American Vernakalant (IV) Agreement were assumed by MSD without change. MSD and the FDA agreed to terminate ACT 5. MSD began discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States.

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In September 2012, MSD gave notice to us of its termination of the North American Vernakalant (IV) Agreement. In May 2013, we completed the transfer of sponsorship of the U.S. Investigational New Drugs (“INDs”) for vernakalant (IV) and vernakalant (oral) and the transfer of the NDA for vernakalant (IV) from MSD to us. We have initiated discussions with the FDA regarding potential development paths for vernakalant (IV) in the United States. The program remains on clinical hold pending agreement of a suitable development path.

We intend to build on our Canadian presence through advancing a New Drug Submission for BRINAVESSTM in Canada.

Rest of World (Outside North America)

In April 2009, we entered into two collaboration and license agreements (“the Collaboration Agreements”) with MSD for the development and commercialization of vernakalant. The Collaboration Agreements provided an affiliate of MSD with exclusive rights outside of North America to vernakalant (IV).

Under the terms of the Collaboration Agreements, MSD paid us an initial fee of $60 million. In addition, we were eligible to receive up to an additional $200 million in payments, of which we received $45 million (described below), based on the achievement of certain milestones associated with the development and approval of vernakalant products. We were also eligible to receive up to $100 million for milestones associated with approvals in other subsequent indications of both the intravenous and oral formulations, and tiered royalty payments on sales of any approved products. We had the potential to receive up to $340 million in additional milestone payments based on achievement of significant sales thresholds. MSD was responsible for all costs associated with the development, manufacturing and commercialization of these product candidates.

In July 2009, our former partner, MSD, submitted a Marketing Authorization Application (“MAA”) to the European Medicines Agency (“EMA”) seeking marketing approval for vernakalant (IV) in the European Union, and as a result of the submission we received a $15 million milestone payment from MSD.

In June 2010, the Committee for Medicinal Products for Human Use of the EMA recommended marketing approval of vernakalant (IV) for the conversion of recent onset atrial fibrillation to sinus rhythm in adults and in September 2010, vernakalant (IV) received marketing approval under the trade name BRINAVESSTM in the European Union, Iceland and Norway. This milestone triggered a $30 million milestone payment from MSD. After receipt of marketing approval, MSD began its commercial launch of BRINAVESSTM in a number of European countries.

In September 2012, MSD gave notice to us of its termination of the Collaboration Agreements. On April 25, 2013, we entered into a transition agreement with MSD (the “Transition Agreement”) to amend and supplement the provisions of the Collaboration Agreements governing their rights and responsibilities in connection with the termination of the Collaboration Agreements and transfer of rights to, and responsibilities for, vernakalant to us. Pursuant to the Transition Agreement, we took responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) on April 25, 2013. On September 21, 2013, MSD and Cardiome entered into an agreement regarding the rights and responsibilities of each party for the continued transfer of marketing authorizations. On a per country basis, regulatory and product distribution responsibilities have been transferred to us upon agencies’ approvals of marketing authorization transfers. As a result of routine regulatory requirements, the transfer has been delayed in certain jurisdictions.

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In June 2013, we announced the decision by the European Commission to allow the transfer of the centrally-approved marketing authorisation for BRINAVESSTM from MSD to us. We are now the marketing authorization holder for BRINAVESS TM in the member states of the European Union. As a result, royalties on sales and the promotional services fee we previously received from MSD ceased on July 1, 2013 and we began benefiting from all sales of BRINAVESSTM throughout the world.

On September 16, 2013, we announced the completion of the transfer from MSD to us of commercialization responsibility for BRINAVESSTM in the European Union and the responsibility to complete the post-marketing study for BRINAVESSTM. Since that date, we have been supplying BRINAVESSTM under our own trade dress in the European Union.

During 2014, we entered into commercialization agreements with Tamro AB, Nomeco A/S, VIANEX S.A., UDG Healthcare PLC, Eurolab Especialidades Medicinales de Eurofar S.R.L. and Pharmacare Limited, which trades as Aspen Pharmacare and is a part of the Aspen Group, to distribute BRINAVESSTM in Sweden, Denmark, Spain, Greece, Ireland, Argentina and South Africa, respectively. In addition, we announced that our partner, AOP Orphan Pharmaceuticals AG, headquartered in Vienna, Austria, is now making BRINAVESSTM available to physicians and patients in Switzerland, the Czech Republic, Poland, Slovenia, Slovakia, Hungary, Latvia and Romania.

In November 2014, we announced results from a Phase 3 clinical study conducted with BRINAVESSTM in the Asia-Pacific region. The study originally planned to recruit 615 patients; however, the study was completed after randomising 123 patients. The study remained sufficiently powered and it achieved the primary endpoint, showing that of the 111 treated patients with recent onset atrial fibrillation lasting three hours to seven days, 53% of those receiving an IV dose of BRINAVESSTM converted to normal heart rhythm within 90 minutes, compared to 12% of placebo patients (95% CI; 23%, 58%, p<0.001).

In December 2014, we entered into an agreement with Eddingpharm (Asia) Macao Commercial Offshore Limited (“Eddingpharm”) to develop and commercialize BRINAVESS™ in China, Taiwan, and Macau and to re-launch BRINAVESSTM in Hong Kong. Eddingpharm will be responsible for any clinical trials and regulatory approvals required to commercialize BRINAVESSTM in the countries covered by the agreement. Under the terms of the agreement, Eddingpharm has agreed to an upfront payment of $1 million and specific annual commercial goals for BRINAVESSTM. Cardiome is also eligible to receive regulatory milestone payments of up to $3 million.

In July 2015, Eddingpharm announced its plan to initiate a Phase 1 study of BRINAVESSTM in China.

Vernakalant (oral)

Vernakalant (oral) is being developed as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence. In July and September 2006, we announced positive top line results for the sequential 300 mg and 600 mg dosing groups, respectively, from the Phase 2a pilot study of vernakalant (oral). In July 2008, we announced positive clinical results from the Phase 2b clinical study of vernakalant (oral) to further evaluate the safety and tolerability, pharmacokinetics and efficacy of vernakalant (oral).

In April 2009, we entered into the Collaboration Agreements with MSD for the development and commercialization of vernakalant, which provided an affiliate of MSD with exclusive global rights to vernakalant (oral).

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In November 2011, MSD completed an additional multiple rising-dose Phase I study to explore the safety, tolerability, pharmacokinetics and pharmacodynamics of higher doses of vernakalant (oral) than previously studied in healthy subjects. In this study, vernakalant (oral) was well-tolerated at increased exposures. We also announced that MSD had scheduled, to start in late 2011, an additional Phase I trial assessing the safety and tolerability of vernakalant (oral) when dosed for a more extended period of time at higher exposures.

In March 2012, MSD informed us of its decision to discontinue further development of vernakalant (oral). In September 2012, we announced that MSD would return the global marketing and development rights for vernakalant (oral) to us in connection with MSD’s termination of the Collaboration Agreements. In May 2013, we completed the transfer of sponsorship of the IND for vernakalant (oral) from MSD to us. We are continuing to assess the appropriate development plan for vernakalant (oral).

AGGRASTAT® for Acute Coronary Syndrome

AGGRASTAT® contains tirofiban hydrochloride, which is a reversible GP IIb/IIIa inhibitor for use in indicated Acute Coronary Syndrome patients. AGGRASTAT® is used to help assist the blood flow to the heart and to prevent chest pain and/or heart attacks (both STEMI – ST-elevation myocardial infarction, and NONSTEMI – non-ST-elevation myocardial infarction). It works by preventing platelets, cells found in the blood, from forming into blood clots within the coronary arteries and obstructing blood flow to the heart muscle which can result in a heart attack. The medicine may also be used in patients whose heart vessels are dilated with a balloon (percutaneous coronary intervention or PCI, a procedure used to open up blocked or obstructed arteries in the heart in order to improve the blood flow to the heart muscle (myocardium) with or without the placement of a coronary stent. AGGRASTAT® is administered intravenously, and has been on the market for many years with an excellent safety and efficacy profile.

In May 2014, we entered into an agreement with AOP Orphan Pharmaceuticals AG (“AOP”) to commercialize AGGRASTAT® in selected European markets. Key countries for AGGRASTAT® include Austria, Hungary, Switzerland, and other Eastern European states.

Applications for the extension of the indication statement for AGGRASTAT® are continuing worldwide, most recently with the submission of a supplemental New Drug Submission in Canada in July 2015.

In August 2015, we entered into an agreement with Eddingpharm to distribute and commercialize AGGRASTAT® in China.

In September 2015, we entered into an agreement with Mitsubishi Tanabe Pharma Europe Ltd. (“MTPE”), a subsidiary of Mitsubishi Tanabe Pharma Corporation headquartered in Japan, to co-promote AGGRASTAT® and MTPE’s EXEMBOL® (argatroban monohydrate) in the United Kingdom. EXEMBOL® is indicated for anticoagulation in adult patients with heparin-induced thrombocytopenia type II who require parenteral antithrombotic therapy. The co-promotion agreement is for an initial term of three years.

ESMOCARD® and ESMOCARD LYO®

During 2015, we continued to evaluate in-licensing and acquisition opportunities that complemented our product and operational capabilities. As a result, in May 2015, we entered a commercialization agreement with AOP Orphan Pharma (“AOP”) to sell AOP’s cardiovascular products, ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride) in Italy, France, Spain and Belgium.

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Supraventricular tachycardia refers to a rapid heart rhythm of the upper heart chambers (atria). Electrical signals in the atria fire abnormally, which interferes with electrical signals coming from the sinoatrial node - the heart’s natural pacemaker. A series of early beats in the atria speeds up the heart rate. The rapid heartbeat does not allow enough time for the heart to fill before it contracts so blood flow to the rest of the body is compromised. Data from the Marshfield Epidemiologic Study Area (Wisconsin, U.S.) suggested that the incidence of paroxysmal supraventricular tachycardia is 35 per 100,000 person years and the estimated prevalence is 2.25 per 1000 (Orejarena LA, JACC 1998). In the European Union, the prevalence of atrial fibrillation in adults >55 years of age was estimated to be 8.8 million in 2010 and was projected to rise to 17.9 million by 2060 (Krijthe BP, EHJ 2013).

ESMOCARD (esmolol hydrochloride) is available in two presentations including a 10mg/ml 10ml solution for injection (branded as ESMOCARD®) and a 2500mg powder for concentrate for solution for infusion (branded as ESMOCARD LYO®). ESMOCARD is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with atrial fibrillation or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician’s judgement the rapid heart rate requires specific intervention. ESMOCARD is not intended for use in chronic settings.

TREVYENT®

In June 2015, we entered into an exclusive license and supply agreement (the “License Agreement”) with SteadyMed Ltd. (“SteadyMed”) to commercialize the development-stage product TREVYENT® (treprostinil) in Europe, Canada and the Middle East.

Pursuant to the License Agreement, SteadyMed granted the Company an exclusive royalty-bearing license to commercialize TREVYENT® in Europe, Canada and the Middle East if TREVYENT® is approved for the treatment of pulmonary arterial hypertension in such regions. Under the License Agreement, SteadyMed will receive $12.25 million in connection with regulatory and sales milestones, including an upfront payment of $3 million. Cardiome has agreed to pay to SteadyMed a transfer price on finished goods and a scaling double-digit royalty on future TREVYENT® sales.

PAH is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient’s pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms, such as Remodulin® (treprostinil sodium), the market-leading prostacyclin PAH therapy produced by United Therapeutics Corporation.

TREVYENT® is a development stage drug product that combines SteadyMed’s PatchPump technology with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

Pre-Clinical

We continued to support pre-clinical research and development work externally through academic research collaborations through the end of this quarter. The focus of the technology is on modulating cellular proteins (ion channels) that gate the movement of ions across the cell membrane to control a variety of essential functions ranging from the contraction of muscles, to the secretion from glands, to responses to foreign bodies and inflammation. The wide variety of such proteins provides a broad area for the development of therapeutics useful in a large number of human disorders. As of September 30, 2015, we will no longer continue to support this pre-clinical research and development work.

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Product Portfolio

The following table summarizes our portfolio of products:

Program	Stage of Development
BRINAVESS [Vernakalant (IV)] EU & ROW	Approved in approximately 50 countries, including those in the European Union.

BRINAVESS [Vernakalant (IV)] US	On clinical hold. Seven global Phase 3 clinical trials reported.

Vernakalant (oral)	Phase 2 Clinical Trials completed.

AGGRASTAT® (tirofiban hydrochloride) Ex-US	Approved in more than 60 countries worldwide.

ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride)	Approved for pre-registration in Europe.

TREVYENT®	Pre-registration worldwide.

THIRD QUARTER HIGHLIGHTS

Co-Promotion Agreement with MTPE

On September 30, 2015, we entered into an agreement with MTPE to co-promote AGGRASTAT® and MTPE’s EXEMBOL® in the United Kingdom.

Board of Directors

On September 8, 2015, Dr. Robert James Meyer joined our Board of Directors. Dr. Meyer has over 30 years of leadership experience in academic, industry and government agencies, specifically in roles that have direct relevance to our clinical and commercial programs. Dr. Meyer is currently a Director at the Virginia Center for Translational and Regulatory Sciences at the University of Virginia School of Medicine, but has held senior roles at Merck Research Laboratories from 2007 to 2013, most recently as Vice President, Global Regulatory Strategy, Policy and Safety, as well as at the U.S. Food and Drug Administration (FDA) from 1999 to 2007 where Dr. Meyer served as Director of the Division of Pulmonary and Allergy Drug Products and then Director of the Office of Drug Evaluation II in the Center for Drug Evaluation and Research.

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Common Share Offering

On August 13, 2015, we completed a common share offering of 2,875,000 common shares at $8.00 per common share for gross proceeds of $23.0 million (the “Common Share Offering”). As stated in the prospectus pursuant to which the Common Share Offering was effected, we intend to use the net proceeds for business development and growth opportunities, including potential product licensing opportunities, the advancement of our business objectives, and working capital and general corporate purposes. In addition to the business development and growth opportunity business objectives, we expect the net proceeds to advance, including and without limitation, the following business objectives: (a) ongoing clinical and regulatory development of vernakalant (IV), vernakalant (oral), and TREVYENT®, (b) ongoing expansion of our sales and marketing efforts, and (c) upcoming launch of product offerings in Canada. Since August 13, 2015, a majority of the proceeds we have used were put toward selling, general and administration (“SG&A”) expenses.

Commercialization Agreement for AGGRASTAT®

On August 4, 2015, we entered into a commercialization agreement with Eddingpharm to distribute and commercialize AGGRASTAT® in China.

BRINAVESSTM Phase 1 Study in China

On July 24, 2015, Eddingpharm announced its plans to initiate a Phase 1 study for BRINAVESSTM to support regulatory approval in China, as described above. The study will be conducted in healthy volunteers. If the Phase 1 study is successful, Eddingpharm anticipates initiating a pivotal Phase 3 study by year end.

At-The-Market Sales Issuance Agreement

On February 18, 2014, we filed a prospectus supplement in each of the provinces of Canada, other than Québec, and the United States to qualify and register the distribution of our common shares having an aggregate offer price of up to $8.9 million in “at-the-market” distributions effected from time to time pursuant to an At-The-Market Sales Issuance Agreement that we entered into on the same day with MLV & Co. LLC, as agent (the “ATM Offering”). No sales in the ATM Offering will be made in Canada. During the three and nine months ended September 30, 2015, we issued 34,696 and 554,247, respectively, of our common shares in the ATM Offering for gross proceeds of $0.3 million and $5.3 million, respectively. As at September 30, 2015, $3.3 million remains available under the prospectus supplement.

As stated in the prospectus supplement pursuant to which the ATM Offering financing is effected, we intend to use the net proceeds from the sale of the common shares offered in the ATM Offering primarily for working capital and general corporate purposes, including to fund expansion of our sales and marketing efforts for BRINAVESSTM and AGGRASTAT® in Europe and other parts of the world, for funding clinical development and regulatory costs of vernakalant (IV) and vernakalant (oral), and for advancement of our other business objectives outlined under “Our Strategy” in the base shelf prospectus, dated February 13, 2014, pursuant to which the ATM Offering is affected. The majority of the proceeds we have received from the ATM Offering were used for SG&A expenses.

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SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth selected consolidated financial information for the three and nine months ended September 30, 2015 and 2014 and as at September 30, 2015 and December 31, 2014 as follows:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. dollars, except as otherwise stated)	2015	2014	2015	2014
Statement of operations data:
Revenue	$4,958	$7,807	$16,193	$23,066
Operating loss	(5,024)	(3,473)	(15,106)	(10,161)
Net loss	(5,810)	(4,367)	(17,058)	(11,741)

Loss per share – basic and diluted (in dollars)	$(0.31)	$(0.26)	$(0.97)	$(0.73)

	As at
	September 30, 2015	December 31, 2014
Balance sheet data:
Total assets	$56,153	$50,115
Long-term debt, including current portion	11,000	12,000
Deferred consideration, including current portion	5,609	7,588

RESULTS OF OPERATIONS

Three and Nine Months Ended September 30, 2015 Compared to Three and Nine Months Ended September 30, 2014

We recorded a net loss of $5.8 million (loss per share of $0.31) for the three months ended September 30, 2015, compared to a net loss of $4.4 million (loss per share of $0.26) for the three months ended September 30, 2014. On a year-to-date basis, we recorded a net loss of $17.1 million (loss per share of $0.97) for the nine months ended September 30, 2015, compared to a net loss of $11.7 million (loss per share of $0.73) for the nine months ended September 30, 2014.

Revenue

Revenue for the three months ended September 30, 2015 was $5.0 million, compared to revenue of $7.8 million for the three months ended September 30, 2014. Revenue for the nine months ended September 30, 2015 and 2014 was $16.2 million and $23.1 million, respectively. The decreases in each period were due primarily to the timing of distributor sales, a decrease in AGGRASTAT® sales due to generic competition and foreign exchange translation on Euro denominated revenue.

Gross Margin

Gross margin increased to 71.9% and 76.7% for the three and nine months ended September 30, 2015, respectively, from 65.8% and 72.2% in the same periods of 2014. Gross margin increased primarily due to changes in customer mix as well as a decrease in current period supply chain restructuring costs. Gross margin may vary significantly quarter to quarter depending on shipments to specific customers in that quarter.

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Selling, General and Administration Expense

SG&A expense for the three months ended September 30, 2015 increased $0.1 million to $8.0 million, compared to $7.9 million for the three months ended September 30, 2014. Excluding a one-time $0.8 million charge related to the termination of a distribution agreement, SG&A expense for the quarter decreased $0.7 million compared to the same period in 2014. The decrease was due primarily to the impact of foreign exchange translation. On a year-to-date basis, SG&A expense decreased to $22.7 million for the nine months ended September 30, 2015, from $24.7 million in the same period in 2014. The decrease was due primarily to the current period reversal of certain one-time expenditures accrued in prior quarters, one-time costs incurred in the prior year related to the acquisition of Correvio, and the impact of foreign exchange translation.

Research and Development Expense

Research and development (“R&D”) expense for the three and nine months ended September 30, 2015 was $0.02 million and $3.2 million, respectively, compared to R&D expense for the three and nine months ended September 30, 2014 of $0.2 million and $0.5 million, respectively. The increase in the year to date period was due primarily to the $3.0 million upfront payment to SteadyMed upon the execution of the license and supply agreement for TREVYENT® in the second quarter of 2015.

Interest Expense

Interest expense was $0.5 million for both the three months ended September 30, 2015 and the three months ended September 30, 2014. For the nine months ended September 30, 2015, interest expense was $1.8 million, compared to $1.0 million for the nine months ended September 30, 2014. The increase was primarily due to interest expense incurred on the senior secured term loan facility that we entered into in July 2014.

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2014. The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

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	Three months ended
(In thousands of U.S. dollars except per share amounts)	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014

Revenue	$4,958	$5,738	$5,497	$6,976
Cost of goods sold	1,393	1,154	1,224	3,618
Selling, general and administration	8,028	8,381	6,327	9,143
Research and development	15	3,084	62	99
Interest expense	542	560	674	508
Net loss	(5,810)	(7,361)	(3,887)	(6,486)
Loss per share – basic and diluted	(0.31)	(0.43)	(0.23)	(0.39)

	Three months ended
(In thousands of U.S. dollars except per share amounts)	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013

Revenue	$7,807	$7,667	$7,592	$3,867
Cost of goods sold	2,673	2,243	1,493	889
Selling, general and administration	7,863	8,808	7,999	7,282
Research and development	234	59	245	40
Interest expense	495	226	254	-
Restructuring	-	-	-	1,337
Net loss	(4,367)	(4,240)	(3,134)	(7,232)
Loss per share – basic and diluted	(0.26)	(0.26)	(0.20)	(0.53)

Variations in our revenue, expense and net loss for the periods above resulted primarily from the following factors:

In the fourth quarter of 2014, our net loss increased by $2.1 million to $6.5 million from the net loss for the third quarter of 2014, or a loss of $0.39 per share. The increase was primarily due to an increase in cost of goods sold related to supply chain restructuring and inventory reserves, as well as an increase in SG&A expense due to the timing of the SPECTRUM study costs.

In the first quarter of 2015, our net loss decreased by $2.6 million to $3.9 million, or a loss of $0.23 per share. The decrease was primarily due to the higher cost of goods sold in the prior quarter related to supply chain restructuring and inventory reserves, as well as the reversal of certain one-off expenditures in the current quarter that were accrued in prior quarters.

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In the second quarter of 2015, our net loss increased by $3.5 million to $7.4 million, or a loss of $0.43 per share. The increase was primarily due to an increase in R&D expense of $3.0 million related to the upfront payment to SteadyMed under our license and supply agreement. In addition, SG&A expense increased by $2.1 million as the first quarter included the reversal of certain one-time expenditures that had been accrued in prior quarters. These increases were partially offset by an increase in foreign exchange gains of $1.1 million that resulted from the change in the translation of our foreign currency denominated monetary balances.

In the third quarter of 2015, our net loss decreased by $1.6 million to $5.8 million, or a loss of $0.31 per share. The decrease was primarily due to a decrease in R&D expense and the reversal of certain one-time expenditures accrued in prior quarters. This was offset by a decrease in revenue of $0.8 million due primarily to the timing of distributor sales and a decrease in AGGRASTAT® sales as a result of generic competition.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash flow generated from sales of AGGRASTAT® and BRINAVESSTM, the issuance of common shares, and a term loan facility.

Cash Flows

Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2015	2014	2015	2014
Cash used in operating activities	$(3,061)	$(1,866)	$(10,816)	$(14,490)
Cash used in investing activities	(5)	(36)	(162)	(105)
Cash provided by financing activities	20,182	10,384	23,333	21,191
Effect of foreign exchange rate on cash and cash equivalents	15	(253)	(316)	2
Net increase in cash and cash equivalents	$17,131	$8,229	$12,039	$6,598

At September 30, 2015, we had $24.7 million in cash and cash equivalents, compared to $12.7 million at December 31, 2014. The increase in cash and cash equivalents for the nine months ended September 30, 2015 was primarily due to $23.3 million of net cash provided by financing activities which was partially offset by $10.8 million of cash used in operating activities.

Cash used in operating activities for the three months ended September 30, 2015 was $3.1 million, an increase of $1.2 million from $1.9 million used for the same period in 2014. The increase in cash used was due to a decrease in our revenues, partially offset by an increase in working capital of $0.6 million. The decrease in revenues was due to the timing of distributor sales and a decrease in AGGRASTAT® sales as a result of generic competition. The increase in working capital was primarily due to timing of accounts payable and accounts receivable. Cash used in operating activities for the nine months ended September 30, 2015 was $10.8 million, a decrease of $3.7 million from $14.5 million used in operating activities for the same period in 2014. The decrease in cash used was due to an increase in working capital of $8.1 million, partially offset by a decrease in revenues. The increase in working capital was due primarily to one-time costs paid in 2014 that did not recur in 2015 relating to the acquisition of Correvio, timing of the collection of accounts receivable as well as upfront payments received on distribution agreements entered into during 2015.

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Cash used in investing activities in the three and nine months ended September 30, 2015 and 2014 was not significant.

Cash provided by financing activities for the three months ended September 30, 2015 was $20.2 million, compared to $10.4 million for the same period in 2014. During the three months ended September 30, 2015, we received net proceeds of $21.9 million from the Common Share Offering, as described in the Third Quarter Highlights, and the ATM Offering. No such offerings took place during the three months ended September 30, 2014. Cash provided by financing activities for the nine months ended September 30, 2015 was $23.3 million, compared to $21.2 million for the nine months ended September 30, 2014. During the nine months ended September 30, 2015, we received net proceeds of $26.6 million from the Common Share Offering, as described in the Third Quarter Highlights, and the ATM Offering. During the nine months ended September 30, 2014, we received net proceeds of $12.4 million from our common share offering that completed in March 2014, as well as net proceeds of $11.1 million from the senior secured term loan facility that we entered into in July 2014. We began repayment of the senior secured term loan facility in August 2015.

Funding Requirements

We expect to devote financial resources to our operations, sales and commercialization efforts, research and development, regulatory approvals and business development. We will require cash to pay interest and make principal payments on the term loan facility as well as the deferred consideration arising from the acquisition of Correvio.

Our future funding requirements will depend on many factors including:

•	the extent to which we will be successful in obtaining reimbursement for BRINAVESSTM in additional countries where it is currently approved
•	the cost and outcomes of regulatory submissions and reviews for approval of BRINAVESSTM in additional countries
•	the extent to which BRINAVESSTM will be commercially successful globally
•	the extent to which AGGRASTAT® sales will remain stable as it faces generic competition in certain markets
•	the extent to which ESMOCARD® will be commercially successful in Italy, France, Spain and Belgium
•	the cost and outcomes of regulatory submissions and reviews for approval of TREVYENT® in Europe, Canada and the Middle East
•	the future development plans for our products in development
•	the consummation of suitable business development opportunities
•	the size, cost and effectiveness of our sales and marketing programs

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•	the consummation, continuation or termination of third-party manufacturing, distribution and sales and marketing arrangements

At September 30, 2015, we had working capital of $22.7 million, compared to $14.2 million at December 31, 2014. We believe that our cash on hand, the expected future cash inflows from the sale of our products, net proceeds from the Common Share Offering and other financial vehicles will be sufficient to finance our working capital, operational, and capital needs for at least the next 12 months, including our obligations with respect to the term loan facility and deferred consideration. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational, and capital needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements. Any sale of additional equity or debt securities may result in dilution to our shareholders. Debt financing may involve covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures. Moreover, our ability to obtain additional debt financing may be limited by the term loan facility currently in place. If we seek to raise funds through collaboration or licensing arrangements with third parties, we may be required to relinquish rights to products, product candidates or technologies that we would not otherwise relinquish or grant licenses on terms that may not be favorable to us. There can be no assurance that we will be able to successfully obtain financing in the amounts or terms acceptable to us, if at all, in order to continue our operational activities. If we are unable to obtain financing to fund our development programs and strategic business development activities, we may be required to delay, reduce the scope of, or eliminate one or more of our planned development and commercialization activities, which could harm our future financial condition and operating results.

Contractual Obligations

As of September 30, 2015, and in the normal course of business, we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2015	2016	2017	2018	2019	There- after	Total
Commitments for clinical and other agreements	$2,169	$471	-	-	-	-	$2,640
Supplier purchase commitment	687	1,180	-	-	-	-	1,867
Deferred consideration	601	2,730	2,278	-	-	-	5,609
Interest expense on deferred consideration	235	501	228	-	-	-	964
Term loan facility	667	4,000	4,000	2,333	-	-	11,000
Interest expense on term loan facility	234	723	383	64	-	-	1,404
Operating lease obligations...	105	359	272	272	237	934	2,179
Total	$4,698	$9,964	$7,161	$2,669	$237	$934	$25,663

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Outstanding Share Capital

As of November 12, 2015, there were 20,147,337 common shares issued and outstanding, and 1,473,077 common shares issuable upon the exercise of outstanding stock options (of which 903,733 were exercisable) at a weighted average exercise price of CAD $5.87 per share, and 134,608 restricted share units outstanding.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP. The accounting policies and methods of computation applied in the consolidated interim financial statements as at and for the three and nine months ended September 30, 2015 are the same as those applied in the annual financial statements as at and for the year ended December 31, 2014, except as described below.

R&D costs are expensed as incurred. These expenses include the costs of our proprietary R&D efforts, as well as costs incurred in connection with certain licensing arrangements. Before a drug product receives regulatory approval, upfront and milestone payments made to third parties under licensing arrangements are recorded as expense. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestone has been achieved. Once a drug product receives regulatory approval, any milestone payments are recorded in intangible assets and, unless the asset is determined to have an indefinite life, the payments are amortized on a straight-line basis over the remaining agreement term or the expected product life cycle, whichever is shorter.

We make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, impairment of long-lived assets, goodwill, amortization, stock-based compensation, and fair value measurements of financial instruments. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates. The discussion on the accounting policies and estimates that require management's most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found on pages 15 to 17 of our 2014 MD&A, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Recent Accounting Pronouncements

Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-Of-Credit Arrangements

In August 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-Of-Credit Arrangements”. The guidance in ASU 2015-03 as described below does not address the presentation or subsequent measurement of debt issuance costs related to line-of-credit (“LOC”) arrangements.  ASU 2015-15 states that the SEC staff would not object to an entity deferring and presenting debt issuance costs related to an LOC arrangement as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the LOC arrangement, regardless of whether there are outstanding borrowings.  ASU 2015-15 is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

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Revenue from Contracts with Customers

In July 2015, the FASB delayed the effective date of ASU 2014-09, “Revenue from Contracts with Customers” by one year. Reporting entities may choose to adopt the standard as of the original effective date. The FASB decided, based on its outreach to various stakeholders and the forthcoming amendments to ASU 2014-09, that a deferral is necessary to provide adequate time to effectively implement the new revenue standard. ASU 2014-09 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

Simplifying the Presentation of Debt Issuance Costs

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, as part of its simplification initiative. ASU 2015-03 changes the presentation of debt issuance costs in financial statements such that an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

Consolidation – Amendments to the Consolidation Analysis

In February 2015, the FASB issued ASU 2015-02, “Consolidation – Amendments to the Consolidation Analysis”.  ASU 2015-02 changes the evaluation of whether limited partnerships, and similar legal entities, are variable interest entities (“VIE”s), and eliminates the presumption that a general partner should consolidate a limited partnership that is a voting interest entity. The new guidance also alters the analysis for determining when fees paid to a decision maker or service provider represent a variable interest in a VIE and how interests of related parties affect the primary beneficiary determination.  ASU 2015-02 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. The new standard allows early adoption, including early adoption in an interim period. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

RELATED PARTY TRANSACTIONS

We did not enter into any material transactions with related parties during the three and nine months ended September 30, 2015 and 2014.

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INTERNAL CONTROL OVER FINANCIAL REPORTING

During the second quarter of 2015, we identified a material weakness in our internal control over financial reporting and provided a revised conclusion that our internal control over financial reporting was not effective as of December 31, 2014. Specifically, we did not have controls designed at a sufficient level of precision to determine that generally accepted accounting principles for stock-based compensation were applied in accordance with our written policies for awards granted. Management filed an amended Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014, which is included in an amended Annual Report on Form 40-F/A and has provided a revised conclusion that the Company’s internal control over financial reporting was not effective as of December 31, 2014. Our amended Annual Report on Form 40-F for the year ended December 31, 2014 reflects the change in management’s conclusion regarding the effectiveness of our internal control over financial reporting as of December 31, 2014. Management has determined that there were no material misstatements in our audited consolidated financial statements for the year ended December 31, 2014; accordingly, the identified material weakness did not result in any adjustments to the amounts reported in our audited financial statements.

We believe we have remediated this material weakness in internal control to provide reasonable assurance that errors and control deficiencies of this type will not recur. Specifically, management has completed an in-depth review of all existing options and the related accounting has been adjusted, as necessary, to ensure that the awards are accounted for in accordance with U.S. GAAP. Management has also enhanced controls by increasing the level of precision in the review of accounting treatment and related journal entries for new stock-based compensation awards.

We will continue to monitor the effectiveness of these procedures and will make any changes that we deem appropriate.

Except as noted above, we did not make any changes in our internal control over financial reporting during the three and nine months ended September 30, 2015 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At September 30, 2015, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in U.S. dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are exposed to interest rate cash flow risk on our cash and cash equivalents and our long-term debt as these instruments bear interest based on current market rates.

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